Exhibit 21.1

List of Subsidiaries and Jurisdiction of Incorporation

Name of Subsidiary	Jurisdiction of Incorporation
CIBT School of Business & Technology Corp.	British Columbia
Sprott-Shaw Degree College Corp.	British Columbia
IRIX Design Group Inc.	British Columbia
KGIC Business College (2010) Corp.	British Columbia
KGIC Language College (2010) Corp.	British Columbia